VG Acquisition Corp. 65 Bleecker Street, 6th Floor New York, NY 10012 September 29, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Mr. Jonathan Burr

Re:	VG Acquisition Corp. Registration Statement on Form S-1, as amended (File No. 333-248844)

Dear Mr. Jonathan Burr:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Daylight Time on October 1, 2020 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

VG Acquisition Corp.

By:	/s/ Josh Bayliss
Name: Josh Bayliss
Title: Chief Executive Officer

Via EDGAR

CC: Derek J. Dostal, Davis Polk & Wardwell LLP